Mail Stop 4561

June 22, 2007

Mr. Thomas R. Cangemi
Executive Vice President and Chief Financial Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

> **Re:** **New York Community Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 001-31565**

Dear Mr. Cangemi:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Management's Discussion and Analysis

Deposits, page 58

1.   We note your disclosure that brokered deposits decreased $609.2 million from year-end 2005. We also note your disclosure on page 38 that during the second quarter you reduced your balance of brokered deposits by $260.6 million and in

the fourth quarter you reduced brokered deposits by $916.3 million. In future filings, please reconcile these disclosures. In addition, reconcile your disclosure regarding the fourth quarter reduction of brokered deposits with your disclosure on page 73 that the higher average balance of NOW and money market accounts reflects your use of brokered deposits, particularly in the fourth quarter of the year. Please provide us with your proposed future disclosure.

Non-interest Expense, page 70

2.   We note your disclosure that you recognized a $3.1 million charge in connection with the retirements of your chairman and a senior lending consultant. Please describe for us the reasons for the charge and how the amount was determined.

Consolidated Financial Statements

Note 6 – Allowance for Loan Losses, page 105

3.   We note your disclosure regarding loans outstanding and acquired during 2006 under the provisions of SOP 03-3. In future filings please present all of the disclosures required by paragraph .16 of SOP 03-3. Please provide us with your proposed future disclosure using 2006 information as an example.

Note 8 – Borrowed Funds, page 107

4.   We note your disclosure on page 111 that in the first quarter of 2006 you determined that the fair value hedges of capital securities did not qualify for the short-cut method of accounting. Please provide us with your materiality analysis describing how you determined that restatement of previously issued financial statements to reflect the impact of no hedge accounting was not necessary.

Note 11 – Employee Benefits, page 117

Stock Incentives and Stock Option Plans, page 123

5.   We note your disclosure that on December 30, 2005 you accelerated the vesting of 1.4 million unvested options. We also note your disclosure on page 89 of your 2005 10-K that in accordance with FASB Interpretation No. 44 you did not record any compensation expense as of the date of the acceleration. Please tell us provide us with your analysis, including any supporting calculations, describing how you determined that no compensation expense needed to be recorded upon the acceleration.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief